UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated March 7, 2022

Item 1

RELEVANT INFORMATION

Bogotá, March 7, 2022. Grupo Aval announced today the appointment of Eduardo Duque Suárez as Chief Risk Officer. Mr. Duque brings a depth of experience of more than 33 years to the role. Prior to joining Grupo Aval, Eduardo had been stationed in Mexico serving as Citigroup’s Global Functions Compliance Risk Management Head for Mexico and Latam. Before that, Eduardo worked in Colombia and Peru as Citigroup’s Chief Risk Officer for the Andean countries, including Chile, Colombia, Peru and Bolivia.

Before joining Citigroup Eduardo held several leadership and strategic corporate banking positions in the country offices of Deutsche Morgan Grenfell and, NM Rothschild.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel